UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
    File No. 70-9083

REPORT PERIOD
July 1, 2003 to September 30, 2003

In the Matter of

AEP UTILITIES, INC. ET AL
 (formerly known as CENTRAL AND SOUTH WEST CORPORATION)

         AEP Utilities, Inc. (AEP Utilities) hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. (Energy) and EnerShop, Inc. (EnerShop), that during the period from July 1, 2003 through September 30, 2003 (the "Reporting Period"):


            Obligor                           Type                      Amount                      On Behalf of
--------------------------------- ------------------------------ --------------------- ---------------------------------------
AEP Utilities                     Guarantee                       $     -              Eastman Chemical Co.
AEP Utilities                     Guarantee                             -              Eastex Engineers
Energy                            Guarantee                             -              SWEPCo
AEP Utilities                     Guarantee                        3,800,000           Crescent Real Estate Equities, LP
Energy                            Guarantee                        1,886,906           Westdeutsche Landesbank
                                                                  -----------

Total                                                             $5,686,906









Authorization in
  Order 70-09083                     $250,000,000
Total Guarantees, Surety Bonds,
  Performance Bonds and
  Letters of Credit                    (5,686,906)
                                     ------------
Unused Authorization                 $244,313,094
                                     ============




Amounts shown are aggregate outstanding amounts as of September 30, 2003.

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of AEP Utilities, Inc., et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.

         Dated: November 11, 2003


   AEP UTILITIES, INC.
      (formerly known as CENTRAL AND SOUTH WEST CORPORATION)
   CSW ENERGY, INC.
   ENERSHOP, INC.

   BY: AEP UTILITIES, INC.



                            BY: /s/ Wendy G. Hargus
                                -------------------
                               Wendy G. Hargus,
                               Assistant Treasurer